Vyteris, Inc.
13-01 Pollitt Drive
Fair Lawn, New Jersey 07410

January 18, 2008

VIA EDGAR

Jeffrey P. Riedler
Sonia Barros
United States Securities and Exchange Commission
Washington, D.C. 20549
Mailstop 6010

Re:	Vyteris, Inc.

Dear Mr. Riedler and Ms. Barros:

We are in receipt of your letter to us, dated January 9, 2008, regarding the Registration Statement on Form S-3, filed on December 26, 2007, File Number 333-148343 (the “Registration Statement”).  We thank you for taking the time to review the filing and providing your comments, in our efforts to fully comply with SEC regulations and also to improve the quality of our disclosure documents.

In order to fully respond to your letter and for ease of reference, hereinbelow are your comments (bolded), and our responses.

1.  Please provide us an analysis supporting your determination that you meet the requirements to use Form S-3 for a primary offering.

We meet the eligibility requirements set forth in General Instruction I.B.1. of Form S-3 for the transaction requirement to be eligible to be able to use Form S-3 for a primary offering.  A spreadsheet of the analysis is attached to this letter.

2.  Please note if you are not eligible to use Form S-3 for a primary offering, you will not be able to use Rule 415 to conduct this offering on a shelf basis….

As we believe we meet the eligibility requirements to use Form S-3 for a primary offering, this comment is inapplicable at this juncture.

3.  We note that you have requested confidential treatment of portions of certain material agreements filed with the Commission.  Please be advised that comments, if any, to these confidential treatment requests will be forthcoming in a separate letter.  If we issue any comments to these confidential treatment requests, we will act upon any request for acceleration of the effective date of the Form S-3 and, pursuant to delegated authority, grant acceleration of the effective date only after you have complied with our comments.

Mr. Jeffrey Riedler
Ms. Sonia Barros
January 18, 2008

We acknowledge the need to comply with any comments to the confidential treatment request and await the separate letter.

I, on behalf of the Company, acknowledge that:

(i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Again, thank you very much for providing your comments, and I apologize for the delay in response.  And, please feel free to contact either me or our counsel, Jolie Kahn (at joliekahnlaw@sbcglobal.net or (212) 422-4910) with any further comments regarding the foregoing or if we can be of any further assistance.

Very truly yours,

/s/ Timothy J. McIntyre

Timothy J. McIntyre

cc:  Jolie Kahn, Esq.

Vyteris Stock Price Activity
and Market Capitalization for Unaffiliated Common Stock

Symbol	Date	Ask/High	Bid/Low	Close	Avg. of High / Low	Total Unaffiliated Common Stock	Mkt Value (A)

VYHN	9/20/2007	$2.00	$1.95	$2.00	$1.98	47,170,913	$93,162,553
VYHN	9/21/2007	$1.97	$1.97	$1.97	$1.97	47,170,913	$92,926,699
VYHN	9/24/2007	$1.96	$1.95	$1.95	$1.96	47,170,913	$92,219,135
VYHN	9/25/2007	$1.97	$1.90	$1.95	$1.94	47,170,913	$91,275,717
VYHN	9/26/2007	$2.00	$1.95	$1.98	$1.98	47,170,913	$93,162,553
VYHN	9/27/2007	$2.14	$2.00	$2.03	$2.07	47,170,913	$97,643,790
VYHN	9/28/2007	$2.15	$2.08	$2.10	$2.12	47,170,913	$99,766,481
VYHN	10/1/2007	$2.20	$2.15	$2.15	$2.18	47,170,913	$102,596,736
VYHN	10/2/2007	$2.19	$2.15	$2.17	$2.17	47,170,913	$102,360,881
VYHN	10/3/2007	$2.15	$1.92	$2.00	$2.04	47,170,913	$95,992,808
VYHN	10/4/2007	$2.05	$2.00	$2.00	$2.03	47,170,913	$95,521,099
VYHN	10/5/2007	$2.03	$2.00	$2.00	$2.02	47,170,913	$95,049,390
VYHN	10/8/2007	$2.05	$2.00	$2.02	$2.03	47,170,913	$95,521,099
VYHN	10/9/2007	$2.01	$1.70	$1.90	$1.86	47,170,913	$87,502,044
VYHN	10/10/2007	$1.90	$1.85	$1.85	$1.88	47,170,913	$88,445,462
VYHN	10/11/2007	$1.95	$1.85	$1.90	$1.90	47,170,913	$89,624,735
VYHN	10/12/2007	$1.90	$1.72	$1.75	$1.81	47,170,913	$85,379,353
VYHN	10/15/2007	$2.07	$1.75	$2.07	$1.91	47,170,913	$90,096,444
VYHN	10/16/2007	$1.85	$1.85	$1.85	$1.85	47,170,913	$87,266,189
VYHN	10/17/2007	$1.85	$1.70	$1.75	$1.78	47,170,913	$83,728,371
VYHN	10/18/2007	$1.80	$1.60	$1.65	$1.70	47,170,913	$80,190,552
VYHN	10/19/2007	$1.75	$1.65	$1.70	$1.70	47,170,913	$80,190,552
VYHN	10/22/2007	$1.95	$1.75	$1.95	$1.85	47,170,913	$87,266,189
VYHN	10/23/2007	$1.95	$1.95	$1.95	$1.95	47,170,913	$91,983,280
VYHN	10/24/2007	$1.95	$1.90	$1.90	$1.93	47,170,913	$90,804,008
VYHN	10/25/2007	$2.10	$2.00	$2.05	$2.05	47,170,913	$96,700,372
VYHN	10/26/2007	$2.05	$1.95	$1.95	$2.00	47,170,913	$94,341,826
VYHN	10/29/2007	$1.90	$1.80	$1.80	$1.85	47,170,913	$87,266,189
VYHN	10/30/2007	$1.98	$1.85	$1.85	$1.92	47,170,913	$90,332,298
VYHN	10/31/2007	$2.02	$1.90	$1.99	$1.96	47,170,913	$92,454,989
VYHN	11/1/2007	$2.00	$1.85	$1.89	$1.93	47,170,913	$90,804,008
VYHN	11/2/2007	$1.90	$1.85	$1.85	$1.88	47,170,913	$88,445,462
VYHN	11/5/2007	$1.85	$1.70	$1.71	$1.78	47,170,913	$83,728,371
VYHN	11/6/2007	$1.75	$1.68	$1.70	$1.72	47,170,913	$80,898,116
VYHN	11/7/2007	$1.70	$1.55	$1.55	$1.63	47,170,913	$76,652,734
VYHN	11/8/2007	$1.56	$1.54	$1.54	$1.55	47,170,913	$73,114,915
VYHN	11/9/2007	$1.51	$1.25	$1.25	$1.38	47,170,913	$65,095,860
VYHN	11/12/2007	$1.30	$0.90	$1.00	$1.10	47,170,913	$51,888,004
VYHN	11/13/2007	$1.01	$0.91	$1.00	$0.96	47,170,913	$45,284,076
VYHN	11/14/2007	$1.18	$0.98	$1.09	$1.08	47,170,913	$50,944,586
VYHN	11/15/2007	$1.54	$1.05	$1.44	$1.30	47,170,913	$61,086,332
VYHN	11/16/2007	$1.42	$1.26	$1.26	$1.34	47,170,913	$63,209,023
VYHN	11/19/2007	$1.27	$1.16	$1.16	$1.22	47,170,913	$57,312,659
VYHN	11/20/2007	$1.22	$1.10	$1.10	$1.16	47,170,913	$54,718,259

Total Unaffiliated Shares	47,170,913

(A) -	"Market Value" column is calculated by taking the average High and Low stock price and multiplying it by the number of Unaffiliated Common Stock (as calculated on the next page)

CONCLUSION:
On November 7, 2007, VYHN's market cap (for Form S-3 Eligibilty) exceeded the required threshold of $75M. As such, the company at that time was eligible to file Form S-3 for the next 60 days. The company properly filed its Form S-3 with the Securities and Exchange Commission on December 28, 2007 within this 60-day requirement.

Vyteris Inc.
Summary of Affiliated / Unaffiliated Holders

Number of
Name of Beneficial Owner / Affiliates	Shares

Spencer Trask Specialty Group LLC (“STSG”)	15,666,415
RIG Funds	10,341,000
Qubit Holdings LLC	5,515,621
BTR Global Opportunity Trading Ltd	5,000,000
BTR Global Growth Trading Ltd	5,000,000
Directors and Officers:
Donald Farley	186,848
Timothy McIntyre	-
David DiGiacinto	-
Russell O. Potts	-
Gregory B. Lawless	-
Anthony J. Cherichella	-
Arthur Courbanou	-
Ashutosh Sharma	100

Total	41,709,984

TOTAL COMMON STOCK OUTSTANDING (on calculation date)	88,880,897

Less: Affiliates from above	(41,709,984)

Total Unaffiliated Common Stock	47,170,913